EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Interests of Named Experts and Counsel" in the Registration Statement (Form S-3) and related Prospectus of Trimble Navigation Limited for the registration of 44,742 shares of its common stock and to the incorporation by reference therein of our reports dated February 22, 2007, with respect to the consolidated financial statements and schedule of Trimble Navigation Limited, Trimble Navigation Limited management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Trimble Navigation Limited, included in its Annual Report (Form 10-K) for the year ended December 29, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

November 2, 2007